FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
-

GlaxoSmithKline plc
Publication of 2014 Notice of Annual General Meeting

GlaxoSmithKline plc (the 'company') will today publish on the company's website, www.gsk.com/investors/shareholder-information/annual-general-meeting its 2014 Notice of Annual General Meeting (the '2014 AGM Notice').

The company's Annual General Meeting will be held at 2.30pm on Wednesday, 7 May 2014 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE.

A hard copy version of the 2014 AGM Notice, together with the 2013 Annual Report, will be sent to those shareholders who have elected to receive paper communications, today.

In compliance with Listing Rule 9.6.1 of the UK Financial Conduct Authority ('FCA'), the 2014 AGM Notice will be submitted to the UK Listing Authority and will in due course be available for inspection at www.morningstar.co.uk/uk/NSM

V A Whyte
Company Secretary

26 March 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 26, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc